UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Form 6-K

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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 24, 2011

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland

(Address of principal executive office)

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Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, P.O. Box, CH-8070 Zurich, Switzerland

(Address of principal executive office)

______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

This report is being filed by Credit Suisse Group AG and Credit Suisse AG to be incorporated by reference in their Registration Statement on Form F-3 (file no. 333-158199).

CREDIT SUISSE GROUP AG
Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland	Telephone +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com

Media Release
Proposals for the Annual General Meeting of April 29, 2011
• The Board of Directors of Credit Suisse Group AG today published the agenda for the Annual General Meeting.

o Proposal for the distribution of CHF 1.30 per registered share against reserves from capital contributions

o A consultative vote on the 2010 Compensation Report

o Proposal for amendments to the Articles of Association to provide for an additional 400 million shares in conditional capital thereby maintaining available conditional capital at last year’s levels1 and also a renewal of authorized capital at current levels

o Three current members of the Board of Directors are proposed for re-election:
         Peter Brabeck-Letmathe, Jean Lanier and Anton van Rossum

• The 2010 Annual Report is available online as of 07:30 CET today.

Zurich, March 24, 2011 The Board of Directors of Credit Suisse Group AG today announced its proposals for the Annual General Meeting of April 29, 2011. Credit Suisse Group AG today published its 2010 Annual Report, which includes the Compensation Report, as well as its Corporate Responsibility Report and Company Profile.

For the Annual General Meeting of April 29, 2011 the Board of Directors of Credit Suisse Group AG proposes, as previously announced, the distribution of CHF 1.30 per registered share against reserves from capital contributions. If the motion is approved by the Annual General Meeting, the distribution will be made on May 6, 2011.

2010 Compensation Report
The 2010 Compensation Report, which forms part of Credit Suisse Group AG’s Annual Report, will be presented to the Annual General Meeting for a consultative vote.

Increase of conditional capital for the purpose of contingent convertible bonds
The Board of Directors proposes that additional conditional capital be created for the purpose of contingent convertible bonds and that the Articles of Association are amended accordingly. This responds to legislative proposals which include using additional sources of capital, namely contingent capital, to fulfill new bank capital adequacy rules. Credit Suisse supports these proposals and is convinced that contingent

1 100 million shares from the conditional capital that have already been issued were allocated to the issuance in February 2011 of USD 2 billion Tier 2 Buffer Capital Notes. Out of the remaining 400 million shares, if authorized, the Board of Directors will allocate a further 300 million shares to the Tier 1 Buffer Capital Notes sold in a forward transaction to two strategic investors in February 2011.

Media Release
March 24, 2011 Page 2/4

capital can be a material source of capital for the banking industry. Credit Suisse has endeavored to create clarity for its shareholders by acting decisively to implement the necessary measures.

The Board of Directors proposes that the Articles of Association are amended to provide for a conditional capital increase from the current level of CHF 4,000,000 (equivalent to 100 million shares) up to a maximum of CHF 20,000,000 (equivalent to 500 million shares) of which at least CHF 16,000,000 (equivalent to 400 million shares) may be used exclusively in connection with contingent convertible bonds. Contingent convertible bonds will be used exclusively to strengthen the bank's equity capital base in order to comply with regulatory requirements.

100 million shares from the conditional capital that have already been issued were allocated to the issuance in February 2011 of USD 2 billion Tier 2 Buffer Capital Notes. Out of the remaining 400 million shares, if authorized, the Board of Directors will allocate a further 300 million shares to the Tier 1 Buffer Capital Notes sold in a forward transaction to two strategic investors in February 2011.

Renewal of authorized capital
The Board of Directors proposes that the authorized capital of CHF 4,000,000 (equivalent to 100 million shares) be renewed and that the Articles of Association are amended to provide for an extension of the availability of the authorized capital at a current level from April 24, 2011 to April 29, 2013.

Elections to the Board of Directors
The Board of Directors of Credit Suisse Group AG proposes the following Board members, whose terms of office expire on the date of the 2011 Annual General Meeting, for re-election for a further statutory term of three years:

Peter Brabeck-Letmathe: member of the Board since 1997; Vice-Chairman, member of the Chairman’s and Governance Committee and the Compensation Committee.
Jean Lanier: member of the Board since 2005; member of the Audit Committee.
Anton van Rossum: member of the Board since 2005; member of the Risk Committee.

Invitation to the Annual General Meeting and publication of agenda
The invitation and agenda as well as a letter from the Chairman of the Board of Directors to shareholders are available from today on the Credit Suisse website at: www.credit-suisse.com/agm

Annual Report, Corporate Responsibility Report, Company Profile and Business Review
Credit Suisse Group AG today published its 2010 Annual Report including its audited financial statements and its Compensation Report. The Corporate Responsibility Report and the Company Profile, which includes a Business Review, have also been published. All these documents are available for download from 07:30 CET today and hard copies can be ordered free of charge at:
www.credit-suisse.com/annualreporting

The Annual Report on Form 20-F will be filed with the US Securities and Exchange Commission (SEC) on March 25, 2011 and will be available for download at: www.credit-suisse.com/sec

In addition, Credit Suisse Group AG has amended its Code of Conduct and developed a comprehensive Compensation Policy. The documents are available on the Credit Suisse website at:
www.credit-suisse.com/governance

Media Release
March 24, 2011 Page 3/4

The Annual Report 2010 contains a detailed presentation of the Group’s annual financial statements, company structure, corporate governance and compensation practices, treasury and risk management framework and an in-depth review of the operating and financial results.

The Corporate Responsibility Report 2010 shows how Credit Suisse assumes its diverse social and environmental responsibilities when conducting its business activities.

The Company Profile 2010 provides insights about the work of each of the Group’s divisions, regions and shared services functions. The Company Profile also includes the Business Review, a summary of financial performance during 2010.

Information
Media Relations Credit Suisse AG, telephone +41 844 33 88 44, media.relations@credit-suisse.com
Investor Relations Credit Suisse AG, telephone +41 44 333 71 49, investor.relations@credit-suisse.com

Credit Suisse AG
Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). As an integrated bank, Credit Suisse offers clients its combined expertise in the areas of private banking, investment banking and asset management. Credit Suisse provides advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in over 50 countries worldwide. The group employs approximately 50,100 people. The registered shares (CSGN) of Credit Suisse's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Cautionary statement regarding forward-looking information
This press release contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
–	our plans, objectives or goals;
–	our future economic performance or prospects;
–	the potential effect on our future performance of certain contingencies; and
–	assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
–	the ability to maintain sufficient liquidity and access capital markets;
–	market and interest rate fluctuations;
–
the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of a continued US or global economic downturn in 2011 and beyond;

–	the direct and indirect impacts of continuing deterioration of subprime and other real estate markets;
–	further adverse rating actions by credit rating agencies in respect of structured credit products or other credit-related exposures or of monoline insurers;
–	the ability of counterparties to meet their obligations to us;
–	the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;
–	political and social developments, including war, civil unrest or terrorist activity;
–	the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
–	operational factors such as systems failure, human error, or the failure to implement procedures properly;
–	actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations;
–	the effects of changes in laws, regulations or accounting policies or practices;
–	competition in geographic and business areas in which we conduct our operations;
–	the ability to retain and recruit qualified personnel;
–	the ability to maintain our reputation and promote our brand;
–	the ability to increase market share and control expenses;
–	technological changes;

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March 24, 2011 Page 4/4

–	the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
–	acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
–	the adverse resolution of litigation and other contingencies;
–	the ability to achieve our cost efficiency goals and other cost targets; and
–	our success at managing the risks involved in the foregoing.
We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the information set forth in our Form 20-F Item 3 – Key Information – Risk Factors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrant)

	By:	/s/ Romeo Cerutti
(Signature)*
General Counsel
Credit Suisse Group AG and Credit Suisse AG
Date: March 24, 2011
/s/ Charles Naylor
Chief Communications Officer
*Print the name and title under the signature of the signing officer.		Credit Suisse Group AG and Credit Suisse AG